UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission File No. 001-11155
WESTMORELAND COAL COMPANY

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:
Westmoreland Coal Company and Subsidiaries Employees' Savings Plan, 9540 S. Maroon Circle, Suite 200, Englewood, CO 80112

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Westmoreland Coal Company, 9540 S. Maroon Circle, Suite 200, Englewood, CO 80112

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES'
SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Retirement Benefits Committee
Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan:
Englewood, Colorado

We have audited the accompanying statements of net assets available for benefits of the Westmoreland Coal Company and Subsidiaries Employees' Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financials based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, schedule of assets (held at end of year) and schedule of reportable transactions as of December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EKS&H LLLP

June 27, 2014
Denver, Colorado

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES'
SAVINGS PLAN

STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

	2013	2012
Investments at fair value:
Westmoreland Common Stock Fund:
Westmoreland Common Stock	$18,421,263	$9,262,412

Westmoreland Preferred Stock Fund:
Westmoreland Preferred Stock	299,317	234,912

Pooled separate accounts	35,876,663	28,050,966

Mutual funds	6,419,932	4,103,609

Guaranteed income fund	12,004,077	10,506,696

Guaranteed basis fund	863,940	348,290

Total investments	73,885,192	52,506,885

Receivables
Notes receivable from participants	2,622,337	2,173,097
Employer contribution receivable	348,683	442,037
Total receivables	2,971,020	2,615,134

Net assets available for benefits	$76,856,212	$55,122,019
See accompanying Notes to Financial Statements.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES'
SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

Year ended December 31, 2013

Contributions:
Employer:
Westmoreland Coal Company common stock	$1,973,767
Cash	1,711,339
Total employer	3,685,106
Employee	4,838,407
Rollovers	519,523
Total contributions	9,043,036

Investment income:
Interest and dividends	465,633
Net appreciation of investments, including realized and unrealized gains and losses	18,446,817
Total investment income	18,912,450

Deductions from net assets attributed to:
Distributions to participants	(6,150,813)
Administrative expenses	(70,480)
Total deductions	(6,221,293)
Increase in net assets available for benefits	21,734,193

Net assets available for benefits:
Beginning of year	55,122,019
End of year	$76,856,212
See accompanying Notes to Financial Statements.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

a.	Basis of Financial Statement Presentation
The Westmoreland Coal Company and Subsidiaries Employees' Savings Plan, or the Plan, established October 1, 1957 (as amended), is a defined contribution plan and is sponsored by Westmoreland Coal Company, or Westmoreland, and its subsidiaries (the Company or Employer).
The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.
As described in guidance issued by the Financial Accounting Standards Board, or FASB, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by this guidance, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value, if necessary. There is no adjustment necessary as contract value equals fair value.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets available for benefits during the reporting period. Actual results could differ significantly from those estimates.

b.	Recent Accounting Pronouncements
None.

c.	Investments
Westmoreland common and preferred stocks are recorded at quoted market values.
Pooled separate accounts are recorded at fair value based on quoted market prices of the securities underlying the accounts.
Mutual funds are recorded at quoted market values.
Guaranteed basis funds are recorded at the greater of fair value based on quoted market prices of the securities underlying the accounts or basis.
The Plan has entered into a benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (Prudential). Prudential maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value as reported to the plan by Prudential. Fair value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the plan.
As described in Note 1a, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.
As of December 31, 2013 and 2012, the contract value and fair value of the investment in the Guaranteed Income Fund was equal, and amounted to $12,004,077 and $10,506,696, respectively. The average yield and the average crediting yield rate of the Guaranteed Income Fund for the years ended December 31, 2013 and 2012 were 1.85% and 2.20%, respectively. The minimum crediting interest rate under the contract is 1.50%. Generally, there are not any events that could limit the ability of the Plan to transact at contract value. In addition, there are not any events that

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different from contract value.
The Company is restricted by certain debt covenants from paying dividends on its common stock. Payment of common stock dividends is not permitted until preferred stock dividend arrearages are satisfied. As of December 31, 2013, the Company has paid all dividend arrearages on its preferred stock.
The Company's quarterly preferred stock dividends of $0.53125 per depositary share accumulate if not paid in full. The cumulative unpaid preferred stock dividends relating to the shares held by the Plan at December 31, 2013 and 2012, totaled $4,609 and $4,933, respectively. These amounts include the dividends accumulated on January 1, 2014 and 2013, respectively. Effective April 15, 2009, Westmoreland Coal Preferred Stock Fund is no longer offered as an active investment within the Westmoreland Coal Company and Subsidiaries Employees' Savings Plan.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized gains and losses are reflected in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year-end fair value. Changes in market values after the plan year-end are not reflected in the accompanying financial statements.

d.	Distributions to Participants
Distributions to participants are recorded when paid.

2.	Description of Plan
The following summary of the Plan provides general information only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

a.	General
The Plan is administered by a retirement benefits committee, which is appointed by the chairman and CEO of the Company. Prudential, the trustee, has full responsibility for the control and management of the assets of the Plan. Substantially all trustee fees, administrative costs, and investment fees of the Plan are paid by the Company; however, costs of administrative expenses directly attributable to participant accounts are paid by participants.
All active employees who work 1,000 hours or more, are not leased employees, nonresident aliens or subject to collective bargaining agreements, unless specifically negotiated, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
The Plan and the Westmoreland Savage Corporation Union (WSC Union) plan have elected a “safe harbor” 401(k) plan under the Internal Revenue Code or, IRC. As a result, the matching contributions made to the Plan are considered safe harbor matching contributions and the contributions will automatically satisfy the nondiscrimination testing requirements under the IRC section 401(m). The Dakota Westmoreland Corporation Union (DWC Union) plan does not qualify.
Effective February 2012, the Plan added a subplan IV, which added Westmoreland Kemmerer Inc. Union (WKI Union) employees into the plan.
Effective January 2013, the Plan froze the after-tax contribution for future contributions and maintained the after-tax contributions accounts for any previous contributions. This is exclusive of the Roth contributions.

b.	Contributions
Participants may contribute between 1% and 75% of their base compensation. The participant's maximum pre-tax contribution is limited by the Internal Revenue Code to $17,500 and $17,000 for calendar years 2013 and 2012, respectively. Catch-up contributions are permitted for those eligible employees over the age of 50 years and are limited to $5,500 in both calendar years 2013 and 2012.
The Plan offers both automatic enrollment of new employees who do not elect or opt out of the plan and an annual escalation feature of 1% per year up to 6%. Effective January 2014, the auto enrollment for new non-union employees will start at 6% with an escalation feature of 1% per year up to 10%.  The auto enrollment for DWC Union and WSC

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

Union employees remains at 3% but effective January 2014, the escalation feature will also continue up to 10%. The WKI Union plan does not include these features.
The Company matches all non-bargained employees' contributions 100% up to a maximum of 6% of their base compensation. In addition, the Company makes a yearly 2% special employer contribution to employees that had at least 15 years of service as of December 31, 2009 and also have at least 1,000 hours of service per year and are active employees on December 31 of the plan year for which the contribution is made. Contributions will be made after the end of the plan year to which the contributions apply, but only through the plan year ending December 31, 2018. Contributions were made partially in Westmoreland common stock and partially in cash in 2013.
The Plan matches the DWC Union employees' contributions 50% up to a maximum of 3%, the WSC Union employees' contributions 100% up to a maximum of 4% and there is no match for the WKI Union employees. WKI Union employees hired after May 1, 2012 are eligible for an enhanced premium contribution and a supplemental pension contribution where the Company contributes the following to the Plan:

Period	Amount per Hour Worked
2012 (beginning May 1, 2012) through 2013	$2.00
2014 through 2018	$3.00

As a result of the Company's acquisition of the Kemmerer mine, the Company was required to make a one-time supplemental contribution to the Plan in 2013. The contribution of $481,486 was made in Westmoreland Coal Company common stock.
Participants can direct their contributions to invest in any combination of available investments within the Plan. The employer match will be contributed in either cash or Westmoreland common stock, at the Company's discretion. Participants can redirect employer-matching contributions made in Westmoreland common stock at any time to invest in any combination of available investments. Effective April 2009, Westmoreland Preferred Stock is no longer offered as an active investment option.
The Plan has a Roth 401(k) feature which allows after-tax contribution dollars to be eligible for tax-free investment earnings if the distribution is qualified. Roth 401(k) contributions and regular contributions are combined for purposes of the IRS annual deferral limit.
The Company will make true‑up matching contributions to participants' accounts on an annual basis. True‑up matching contributions are additional contributions made at the end of each Plan Year to apply the safe harbor matching contributions based on annual compensation which may result in an additional contributions.

c.	Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and plan expenses and earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

d.	Distributions
On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or in annual installments over a five-, ten-, or fifteen-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

e.	Vesting
Vesting of the Company's matching contribution for participants is based on years of continuous service. A participant is 50% vested after one year and 100% vested after two years.

3.	Notes Receivable from Participants
Participants may request loans from the Plan, which may only be taken from participant contribution account balances. No loan may be granted in an amount less than $1,000. The maximum loan may not exceed 50% of the fair value of the

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

participant's account balance up to a maximum of $50,000, and may be further limited by other provisions of the Internal Revenue Code. The loans are generally repayable over a maximum period of five years and the interest rate is equal to a reasonable interest rate commensurate with current interest rates charged for loans made under similar circumstances. Loans for a primary residence may be repaid over a period of up to 15 years. Principal repaid and interest paid are credited to the participant's account. A participant may have up to two loans outstanding at any one time. The interest rates on loans outstanding at December 31, 2013, range from 4.25% to 9.25% and maturity dates range from January 2014 to December 2028.
Effective June 2013, a loan will be in default if any payment is not paid on its due date, which includes the Participant's termination of employment. A Particpant will have a 90 day grace period to cure the default. If the default is not cured within the grace period, the entire outstanding balance of the loan (determined as of the last day of the grace period) will be treated as a deemed distribution and will be taxable to the participant.
Effective June 2013, loan repayments will be suspended under this Plan during Military leave. Additionally, if a Participant takes an employer-approved leave of absence that is not paid by the Employer, the Participant's loan payments will be suspended during the period of the leave, but not for more than one year or the expiration date of the longest permissible terms of the loan, whichever occurs first. Interest at the rate provided in the original loan will continue to accrue while the loan payments are suspended. The Participant's loan payments will resume immediately upon the expiration of the suspension period. The unpaid balance of the loan, including the interest accrued during the period of suspension, will be reamortized upon the expiration of the suspension period so that the unpaid loan, including the interest accrued during the period of the suspension, is repaid in substantially level payments, amortized at least quarterly over the remaining period of the loan (or over a lesser period, if elected by the Participant).

4.	Fair Value Accounting
The FASB issued guidance that establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following tables set forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2013 and December 31, 2012.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

The following assets are measured at fair value on a recurring basis at December 31, 2013:

Description	Level 1	Level 2	Total
Pooled separate accounts:
Small cap (a)	$—	$5,640,098	$5,640,098
Mid cap (b)	—	2,928,599	2,928,599
Large cap (c)	—	9,276,407	9,276,407
Blended funds (d)	—	3,848,181	3,848,181
Balanced growth fund (e)	—	10,443,998	10,443,998
Intermediate - term bond (f)	—	3,739,380	3,739,380
Mutual funds:
International	4,949,172	—	4,949,172
Blended funds	1,470,760	—	1,470,760
Guaranteed income fund (g)	—	12,004,077	12,004,077
Guaranteed basis fund (h)	—	863,940	863,940
Company stock	18,720,580	—	18,720,580
Total	$25,140,512	$48,744,680	$73,885,192

(a) The small cap funds are made up of two different funds.The Times Square Fund seeks to outperform the Russell 2000 Growth Index in a risk-controlled manner. The TBCAM Fund seeks to outperform the Russell 2000 Value Index by 200 to 500 basis points over a full market cycle (three to five years) while maintaining a risk profile suitable for institutional investors.
(b) The mid cap funds are made up of two different funds. The Waddell & Reed Fund's investment objective is to seek appreciation of capital by investing primarily in equity and equity-related securities of mid-sized concerns, including common stocks as well as securities convertible into common stocks. The CRM Mid Cap Value Fund seeks long-term capital appreciation.
(c) The large cap funds are made up of two different funds. The T Rowe Price Equity Income Strategy Fund seeks a high level of dividend income and long-term capital growth primarily through investments in stocks. The JP Morgan Investment Management Fund seeks to outperform the Russell 1000 Growth Index over a full market cycle (3 to 5 years) and seeks to invest in companies that have the potential to exceed market expectations for a prolonged period of time.
(d) Blended funds seek to provide long-term growth of capital. They seek to provide investment results that approximate the performance of the Standard & Poor’s Composite 500 Index.
(e) The balanced growth fund seeks long-term capital growth consistent with preservation of capital and balanced by current income.
(f) The intermediate-term bond seeks to outperform the Barclays Capital U.S. Aggregate Index and competitive peer groups.
(g) The guaranteed income fund seeks to ensure safety of principal and provide an attractive rate of return.
(h) The guaranteed basis fund seeks maximum amount of profit without going below basis.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

The following assets are measured at fair value on a recurring basis at December 31, 2012:

Description	Level 1	Level 2	Total
Pooled separate accounts:
Small cap	$—	$4,019,168	$4,019,168
Mid cap	—	2,233,540	2,233,540
Large cap	—	6,497,762	6,497,762
Blended funds	—	2,967,192	2,967,192
Balanced growth fund	—	9,375,309	9,375,309
Intermediate - term bond	—	2,957,995	2,957,995
Mutual funds:
International	3,351,395	—	3,351,395
Blended funds	752,214	—	752,214
Guaranteed income fund	—	10,506,696	10,506,696
Guaranteed basis fund	—	348,290	348,290
Company stock	9,497,324	—	9,497,324
Total	$13,600,933	$38,905,952	$52,506,885

5.	Income Taxes
The Plan obtained its latest determination letter dated October 5, 2011, from the Internal Revenue Service, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and, therefore, is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
The Financial Accounting Standards Board issued guidance on accounting for uncertainty in income taxes. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.	Plan Termination
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of plan termination, participants would become 100% vested in their accounts.

7.	Investments
Investments representing 5% or more of net assets available for benefits as of December 31, 2013 and 2012 are as follows:

	2013		2012
Westmoreland Common Stock	$18,421,263		$9,262,412
Guaranteed Income Fund	12,004,077		10,506,696
Janus Adviser Balanced Fund	10,443,998		9,375,309
Large Cap Growth/JP Morgan Investment Management Fund	4,831,756		3,398,431
Large Cap Value/Barrow Hanley Fund	—	*	3,099,331
S&P 500 Index Fund	3,848,181		2,967,192
SA/T Rowe Price Equity Income Strategy	4,444,651		—	*
Europacific Growth Fund	4,668,913		3,183,799
______________________
*Represents amounts less than 5% of net assets available for benefits.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

Net appreciation of investments, including realized and unrealized gains and losses for the year ended December 31, 2013 is as follows:

2013
Westmoreland Common Stock	$10,042,461
Westmoreland Preferred Stock	80,678
Pooled separate accounts	7,310,291
Mutual funds	1,013,387
Net appreciation in the value of investments	$18,446,817

Activity in participant directed funds and the Westmoreland Preferred Stock Fund is participant directed. Activity in the Westmoreland Common Stock Fund includes both participant and non-participant directed investments. A distinction between participant and non-participant directed assets is not maintained, therefore the presentation above for the Westmoreland Common Stock Fund has been reported as non-participant directed and participants can make the investment decision related to holding this stock.
Westmoreland Common Stock - This fund provided the participant the option to invest in Westmoreland Coal Company common stock. Westmoreland Coal Company common stock is issued at the prevailing price on the open market. The Westmoreland Common Stock Fund held 954,964 and 991,693 shares of Westmoreland common stock at December 31, 2013 and 2012, respectively. The market value of the stock on these dates was $19.29 and $9.34 per share, respectively.
Westmoreland Preferred Stock - Westmoreland Coal Company preferred stock offered a cumulative dividend that is preferential to common stock. Any cash dividends paid are used to purchase additional shares of Westmoreland preferred stock. The Westmoreland Preferred Stock Fund held 8,676 and 9,285 shares of Westmoreland preferred stock at December 31, 2013 and 2012, respectively. The market value of the stock on these dates was $34.50 and $25.30 per share, respectively.

8.	Non-participant-Directed Investments
Changes in non-participant-directed investments for the year ended December 31, 2013 are as follows:

Westmoreland Common Stock Fund
Net assets available for benefits at December 31, 2012	$9,262,412
Additions (deductions) to net assets attributed to:
Company contributions	2,405,590
Employee contributions	166,650
Employee rollover contributions	—
Investment income (loss):
Interest and dividends	5,018
Net appreciation of investments, including realized and unrealized gains and losses	10,042,461
Distributions to participants	(1,033,899)
Administrative expenses	(6,783)
Participant directed common/preferred stock transfers	(2,420,186)
Increase in net assets available for benefits	9,158,851
Net assets available for benefits at December 31, 2013	$18,421,263

9.	Forfeitures
Forfeitures due to a participant's withdrawal prior to full vesting of employer contributions may be applied to employer contributions or used to offset administrative expenses. Forfeitures used to offset administrative expenses and employer

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONT.

contributions in 2013 were $13,000. As of December 31, 2013 and 2012, forfeited nonvested accounts totaled $648 and $8,481, respectively.

10.	Risks and Uncertainties
The Plan provides for various investment options in pooled separate accounts, mutual funds, stock funds, a guaranteed income fund and a guaranteed basis fund. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect amounts presented in the statements of net assets available for benefits.
Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
The Plan provides the participants the ability to invest in various pooled separate accounts and mutual funds which may, in turn, invest in securities with contractual cash flows, such as asset backed securities, foreign investments, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.
The Plan has a concentration of investments in Westmoreland equity securities. A change in the value of Westmoreland equity securities could cause the value of the Plan's net assets available for benefits to change due to this concentration.

11.	Related Party Transactions
The Plan invests in certain pooled separate accounts, mutual funds, a guaranteed income fund and a guaranteed basis fund managed by Prudential, the Plan's trustee; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has significant investments in the Company's common and preferred stock, which qualify as party-in-interest transactions.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES'
SAVINGS PLAN
Schedule 1
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 23-1128670
Plan #766782
December 31, 2013

Identity of issuer, borrower, or other similar party	Fair Value
Equity securities:
* Westmoreland Common Stock, 954,964 shares	$18,421,263
* Westmoreland Preferred Stock, 8,676 shares	299,317
18,720,580
Guaranteed income fund:
Prudential Retirement Insurance and Annuity Company:
* Guaranteed Income Fund	12,004,077

Pooled separate accounts:
* S&P 500 Index Fund	3,848,181
* Large Cap Growth/T Rowe Price Equity Income Strategy Fund	4,444,651
* Large Cap Growth/JP Morgan Investment Management Fund	4,831,756
* Mid Cap Value/CRM Fund	1,360,688
* Mid Cap Growth/Waddell & Reed Fund	1,567,911
* Small Cap Growth/Times Square Fund	3,539,359
* Small Cap Value/TBCAM Fund	2,100,739
* Janus Adviser Balanced Fund	10,443,998
* Core Plus Bond/PIMCO Fund	3,400,884
* Core Bond Enhanced Index Fund	338,496
35,876,663

Mutual funds:
* Europacific Growth Fund	4,668,913
* Dreyfus Mid Cap Index Fund	724,764
* Dreyfus International Stock Index Fund	280,259
* Dreyfus Small Cap Index Fund	745,996
6,419,932

Guaranteed basis fund:
* Prudential Income Flex Target Easy Path Balanced Funds	863,940

* Participant loans (interest rates ranging from 4.25% to 9.25%, various maturity dates ranging from January 2014 to December 2028)	2,622,337

Total	$76,507,529
* Denotes party-in-interest
Note: Information on cost of investments is excluded for participant-directed investments.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES'
SAVINGS PLAN

Schedule 2
Schedule H, Line 4j - Schedule of Reportable Transactions
EIN: 23-1128670
Plan #766782
Year ended December 31, 2013

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Individual transactions in excess of 5% of plan assets:
*	Large Cap Value/Barrow Hanley Fund	N/A	$3,570,794	N/A	N/A	$2,786,317	$3,570,794	$784,477
*	SA/T Rowe Price Equity Income Strategy	$3,570,758	N/A	N/A	N/A	$3,570,758	$3,570,758	$—
Series of transactions in excess of 5% of plan assets:
*	Guaranteed Income Fund	$4,201,283	N/A	N/A	N/A	$4,201,283	$4,201,283	$—
*	Large Cap Value/Barrow Hanley Fund	N/A	$3,803,229	N/A	N/A	$2,962,106	$3,803,229	$841,123
*	SA/T Rowe Price Equity Income Strategy	$4,392,520	N/A	N/A	N/A	$4,392,520	$4,392,520	$—
*	Westmoreland Coal Company common stock	N/A	$3,412,400	N/A	N/A	$2,978,314	$3,412,400	$434,086

* Prudential Retirement Insurance and Annuity Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Westmoreland Coal Company and Subsidiaries Employees' Savings Plan

Date:	June 27, 2014	/s/ Cindy Bulla
Cindy Bulla
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm